

Mail Stop 4628

April 27, 2017

John A. Brooks
Interim Principal Executive Officer
Penn Virginia Corporation
14701 St. Mary's Lane, Suite 275
Houston, TX 77079

      Re: Penn Virginia Corporation
          Amendment No. 1 to Registration Statement on Form S-3
          Filed April 17, 2017
          File No. 333-216756

Dear Mr. Brooks:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2017 letter.

Where You Can Find More Information, page 21

1.   Please revise to make clear that you also incorporate by reference all your Exchange Act filings after the date of the initial registration statement and prior to effectiveness. Refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

Exhibit 5.3 (Opinion of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C.)

2.   Counsel's "validly existing" opinion contains a qualification which indicates that it has excluded a number of items, including filings with the Oklahoma Corporation Commission, which might be required for it to conduct its business. It is unclear whether any of the excluded items typically are considered or addressed as part of a "validly existing" opinion with regard to an Oklahoma limited liability company. Please obtain

John A. Brooks
Penn Virginia Corporation
April 27, 2017
Page 2

and file a new or revised opinion which eliminates the qualification or further clarifies this matter for the reader. Please see Section II.B.3.a. (including footnote 32) of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), available at https://www.sec.gov/interps/legal/cfslb19.htm.

<u>Closing Comments</u>

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Hillary H. Holmes
        Gibson, Dunn & Crutcher LLP